SCHEDULE 13G/A

                        Under the Securities and Exchange Act of 1934

                                       (Amendment No. 2)

                               International Assets Holding Corp
                                       (Name of Issuer)

                                        Common stock
                                (Title of Class of Securities)

                                          459028106
                                        (CUSIP Number)

                                          12/31/2007
                                        (Date of Event)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1    (b)
[ ]  Rule 13d-1    (c)
[ ]  Rule 13d-1    (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

1 NAME OF REPORTING PERSON
  S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bares Capital Management, Inc.
  TAX # 742961140

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

  A
  B x

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA, Texas

5 SOLE VOTING POWER

  10,995

6 SHARED VOTING POWER

  936,437

7 SOLE DISPOSITIVE POWER

  10,995

8 SHARED DISPOSITIVE POWER

  936,437

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  947,432


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   N/A

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   11.40%

12 TYPE OF REPORTING PERSON*

   IA

Item 1.

  (a) Name of Issuer

      International Assets Holding Corp

  (b) Address of Issuer's Principal Executive Offices

      220 East Central Parkway, Suite 2060
      Altamonte Springs, FL 32701

Item 2.

  (a) Name of Person Filing

      Bares Capital Management, Inc.

  (b) Address of Principal Business Office or, if none, Residence

      221 W 6th Street, Suite 1225
      Austin, TX 78701

  (c) Citizenship

      USA

  (d) Title of Class of Securities

      Common stock

  (e) CUSIP Number

      459028106

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a:

 (a) [ ] Broker or Dealer registered under Section 15 of the Act

 (b) [ ] Bank as defined in section 3(a)(6) of the Act

 (c) [ ] Insurance Company as defined in section 3(a)(19) of the act

 (d) [ ] Investment Company registered under section 8 of the
         Investment Company Act

 (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

 (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
         Security Act of 1974 or Endowment Fund; see
         240.13d-l(b)(l)(ii)(F)

 (g) [ ] Parent Holding Company, in accordance with
         240.13d-l(b)(ii)(G) (Note: See Item 7)

 (h) [ ] Group, in accordance with 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

  (a) Amount Beneficially Owned

      947,432

  (b) Percent of Class

      11.40%

  (c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote

          10,995

    (ii)  shared power to vote or to direct the vote

          936,437

    (iii) sole power to dispose or to direct the disposition of

          10,995

    (iv)  shared power to dispose or to direct the disposition of

          936,437

Item 5. [ ] Ownership of Five Percent or Less of a Class.

Item 6. [ ] Ownership of More than Five Percent on Behalf of Another Person

Item 7. [ ] Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on By the Parent
            Holding Company

Item 8. [ ] Identification and Classification of Members of the Group

Item 9. [ ] Notice of Dissolution of Group

Item 10.[ ] Certification


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date
                                        1/09/08
                                        Signature
                                        /s/Brian T. Bares
                                        Brian T. Bares
                                        President